

UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
WASHINGTON, D.C. 20549

DIVISION OF
CORPORATION FINANCE

Mail Stop 4631

June 29, 2017

<u>Via E-Mail</u>
Christopher Cossins
Director, Principal Executive Officer
Zamalight plc
The Priestley Centre
10 Priestley Road
The Surrey Research Park
Guildford
Surrey GU2 7XY
United Kingdom

> **Re: Zamalight plc**
> **Registration Statement on Form S-4**
> **Filed June 5, 2017**
> **File No. 333-218485**

Dear Mr. Cossins:

We have reviewed your registration statement and have the following comments. In some of our comments, we may ask you to provide us with information so we may better understand your disclosure.

Please respond to this letter by amending your registration statement and providing the requested information. If you do not believe our comments apply to your facts and circumstances or do not believe an amendment is appropriate, please tell us why in your response.

After reviewing any amendment to your registration statement and the information you provide in response to these comments, we may have additional comments.

<u>General</u>

1.   Please provide us supplementally with copies of any board books or similar materials prepared by the financial advisors and shared with the boards of directors and their representatives.

<u>Summary, page 10</u>

<u>The Exchange Offer, page 12</u>

2.   Please disclose the minimum acceptance condition percentage.

The Exchange Offer, page 13

Treatment of Linde Equity Awards, page 14

3. In the second paragraph, it is stated that each Linde stock option and each Linde matching share right will be terminated in exchange for a cash payment. The third paragraph states that the former holders of Linde stock options and Linde matching share rights will receive replacement equity awards. It is unclear whether the Linde stock options and Linde matching share rights will be both terminated for cash and also replaced with new equity awards from Linde plc. Please advise and revise your disclosures as appropriate.

Settlement of the Exchange Offer, page 14

4. Here or in a separate section in the Summary, clarify when tendering Linde AG shareholders will receive their Linde plc shares in the exchange offer. Clarify when this will occur with reference to both shares tendered during the acceptance period and those tendered during the additional acceptance period. Where you reference a date after the publication of the results of the acceptance period (such as at the bottom of page 13), revise to clarify when this will occur with reference to the expiration of the acceptance period.

Termination Fees, page 15

5. Please clarify in the second bullet point whether Praxair is only obligated to pay the termination fee if its shareholders do not vote in favor of the merger and the Praxair board changed its recommendation on the merger.

Potential Post-Closing Reorganization Regarding Linde, page 17

6. We note the disclosure at the top of page 18 that "in addition to acquiring Linde shares in the exchange offer, Linde plc may, subject to applicable law, purchase additional Linde shares in the open market or otherwise." If you mean to state that such outside purchases could occur from the date of announcement of the exchange offer through the end of the offer, in your response letter, provide an analysis of the facts supporting your ability to make outside purchases, consistent with Rule 14e-5. If you are referencing purchases occurring after the exchange offer terminates, please revise your disclosure here to clarify.

Regulatory Approvals, page 20

7. Please disclose the specific waiting periods for the FTC and Department of Justice.

<u>Interests of Directors, Board Members, and Executive Officers in . . . (see page [—]), page 22</u>

8.   Please quantify the interests of the directors and officers. Please also quantify these amounts in your related risk factor on page 40.

<u>Risk Factors, page 34</u>

<u>Praxair and Linde are subject to anti-corruption laws in the jurisdictions …, page 57</u>

9.   You disclose that Linde currently conducts operations in Iran in accordance with applicable economic sanctions laws. We have located recent news articles reporting that in 2016, Linde opened an office in Iran; that Linde signed agreements for two petrochemical complexes in Iran, for a joint venture with an Iranian liquefied gas company, and for engineering projects to construct plants in Iran; that it revived plant engineering contracts in Iran that had been dormant; and that Linde and Mitsui Chemicals were planning to invest $4 billion in Iran's petrochemical industry. Iran is designated by the U.S. Department of State as a state sponsor of terrorism and is subject to U.S. economic sanctions and export controls. Please describe to us the nature and extent of Linde's past, current, and anticipated contacts with Iran, whether through subsidiaries, affiliates, distributors, or other direct or indirect arrangements. You should describe any services or products Linde has provided to Iran, directly or indirectly, and any agreements, commercial arrangements, or other contacts with the government of Iran or entities that it controls.

10.   You also disclose that both Praxair and Linde conduct operations in the Middle East and Africa. Syria and Sudan, countries located in those regions, are designated by the U.S. State Department as state sponsors of terrorism and are subject to U.S. economic sanctions and export controls. Please describe to us the nature and extent of any contacts with those countries by Praxair and Linde, and any anticipated contacts by Linde plc, whether through subsidiaries, affiliates, distributors or other direct or indirect arrangements. You should describe any services or products provided to Syria or Sudan, directly or indirectly, and any agreements, commercial arrangements, or other contacts with the governments of those countries or entities they control.

11.   Please discuss the materiality of any contacts with Iran, Syria and Sudan you describe in response to the comments above, and whether those contacts constitute a material investment risk for your security holders. You should address materiality in quantitative terms, including the approximate dollar amounts of any associated revenues, assets, and liabilities for the last three fiscal years and the subsequent interim period. Also, address materiality in terms of qualitative factors that a reasonable investor would deem important in making an investment decision. You should address the potential impact of the investor sentiment evidenced by such actions directed toward companies that have operations associated with Iran, Syria or Sudan.

12.   Please tell us whether any contacts with Iran, Syria and Sudan you describe in response to the comments above involve dual use products and, if so, describe for us the military uses of the products.

Background of the Business Combination, page 90

13.   For each financial advisor, please disclose the method of selection of that particular advisor. See Item 1015(b)(3) of Regulation M-A.

14.   Please clarify when each of the financial advisors that rendered a fairness opinion to Praxair or the Linde executive or supervisory boards was engaged for this purpose and how they were selected. In addition, please clarify why each of the Linde executive board and supervisory board engaged two financial advisors to render fairness opinions. In this regard please clarify whether there were any material differences in the scope of the engagement or instructions given to each of the financial advisors.

15.   Please disclose the feasibility issues discussed at various meetings. In this regard, we note that in June of 2016, the parties agreed that the feasibility of any business combination should be analyzed by both companies with the assistance of legal and financial advisors prior to the commencement of any discussion on terms and conditions of a transaction. Please elaborate on the role of the financial advisors, including which financial advisors participated in these feasibility evaluations on behalf of each company and how they were selected. Please also elaborate on the outcome of the feasibility evaluations, including any potential issues and recommendations raised by each company and its advisors.

16.   Please revise your disclosure to elaborate on the strategic options that were discussed at the July 21, 2015 meeting. Please also elaborate on the reasons for terminating the discussions.

17.   Please disclose the "several potential strategic alternatives" that Praxair's senior management evaluated in late 2015.

18.   Please disclose the challenges identified at the June 14, 2016 meeting.

19.   Please revise your disclosure to include a discussion of the events leading up to Linde communicating its position on August 11, 2016 that it will not accept anything other than a 50-50 ownership structure.

20.   Please expand your disclosure to discuss the reasons why Linde's shareholder representatives recommended that the talks with Praxair be terminated on September 12, 2016.

21.   We note that both of Linde's executive and supervisory boards continually review Linde's operations, competitive positions and strategic alternatives. We also note that it was Linde's executive board that determined to terminate talks with Praxair in September of 2016. Please briefly explain the difference in the membership and authority or role of each of the executive and supervisory boards with respect to this transaction.

22.   Please disclose the "other strategic options" that the Linde executive board discussed on November 28, 29, and 30, 2016.

23.   Please revise to discuss the material differences between the initial terms and the terms included in the proposal when the parties decided to reengage in negotiations. In this regard, we note it appears that the terms of the transaction, both before the September termination and after, contemplated a 50-50 ownership structure.

24.   Please discuss the reasons behind Dr. Büchele's decision to offer to resign on December 7, 2016.

25.   We note your disclosure regarding a Praxair board meeting held on December 20, 2016 where Praxair's board approved key terms of the business transaction. Please revise your background section to provide details regarding the negotiations that led to the finalization of such key terms of the business combination. For example, it is not clear how the parties determined the amount of consideration.

Praxair's Reasons for the Business Combination, page 95

Other Factors Considered by the Praxair Board of Directors, page 96

26.   Please expand the disclosure in the second bullet point to discuss the specific aspects of the current and prospective business climate that the Praxair board considered in support of its determination that the business combination is in the best interests of the Praxair shareholders.

Linde's Reasons for the Business Combination, page 98

27.   Please revise the discussion to disclose the vote by which the supervisory board determined that the proposed combination is in the best interest of Linde shareholders.

Other Factors, page 99

Alternatives, page 100

28.   Please expand your disclosure to discuss the advantages and disadvantages of each of the several alternatives that the Linde board considered.

Certain Unaudited Forward-Looking Financial Information, page 102

Certain Synergy and Cost Reduction Estimates, page 106

29.   Please summarize the assumptions underlying and limitations on all of the projections disclosed. For example, we note that the pro forma synergy and cost reduction estimates were based on "numerous variables and assumptions." Please ensure that you discuss all material assumptions upon which such synergy and cost reduction estimates and other forecasted information were based.

Other Matters, page 113

30.   We note your disclosure that Credit Suisse and its affiliates have in the past provided and/or are currently providing investment banking and other financial advice and services to Praxair and Linde. Please revise your disclosure to provide a quantitative description of the fees paid to Credit Suisse for such services. See Item 1015(b)(4) of Regulation M-A. Please note this comment also applies to your disclosure regarding Goldman Sachs, Morgan Stanley, and Perella Weinberg. With respect to Perella Weinberg, please include both qualitative and quantitative disclosure, if applicable.

Other Factors, page 118

31.   Please disclose the "mergers of equals" transactions that BofA Merrill Lynch analyzed and that are referred to in the second bullet point on page 119.

Opinion of Morgan Stanley, Financial Advisor to Linde, page 128

32.   We note the disclosure on pages 128-29 that "[n]one of Morgan Stanley's opinion, the summary thereof or Morgan Stanley's financial analysis set forth in this document is being provided for the use of any Praxair shareholders." Given that Praxair's shareholders are entitled to rely on the disclosure in the registration statement, please revise this language accordingly. Alternatively, provide the disclosures recommended by the Division of Corporation Finance accessible via the link below as being necessary to clarify security holders' right to rely on such materials.
http://www.sec.gov/divisions/corpfin/guidance/ci111400ex_regm-a.htm.

Regulatory Approvals Related to the Business Combination, page 156

33.   Please expand your disclosure to discuss when you filed the required applications with each regulatory body.

The Business Combination Agreement, page 176

34.   We note your cautionary statements on page 200 concerning the representations and
        warranties in the merger agreement. Please note that disclosure regarding an agreement's
        representations or covenants in a proxy statement/prospectus (whether through
        incorporation by reference or direct inclusion) constitutes a disclosure to investors, and
        you are required to consider whether additional disclosure is necessary in order to put the
        information into context so that such information is not misleading. Please refer to
        Report of Investigation Pursuant to Section 21(a) of the Securities Exchange Act of 1934
        and Commission Statement on potential Exchange Act Section 10(b) and Section 14(a)
        liability, Exchange Act Release No. 51283 (Mar. 1, 2005). In this regard, we note your
        statement that the representations and warranties were in some cases qualified by matters
        contained in separate disclosure letters, and that information concerning the
        representations and warranties does not purport to be accurate as of the date of the proxy
        statement/prospectus and may have changed since the date of business combination
        agreement. Please clarify that you have and will continue to provide additional
        disclosure in the proxy statement/prospectus and your public reports to the extent that
        you are or become aware of the existence of any material facts that are required to be
        disclosed under federal securities law and that might otherwise contradict the
        representations and warranties contained in or incorporated into your proxy
        statement/prospectus.

The Exchange Offer - Determination of Material Adverse Change, page 205

35.   We note the disclosure that the exchange offer is conditioned on no material adverse
        change occurring "prior to the expiration of the acceptance period." However, in this
        section, you describe a process by which this will be determined by an independent third
        party expert mutually agreed upon by Praxair and Linde AG. You further note the
        possibility that any report of such expert might not be received by the expiration of the
        acceptance period. Please clarify.

Additional Acceptance Period, page 208

36.   See our comment above. Clarify how quickly after the expiration of the acceptance
        period the results of the offer will be published, such that the additional acceptance
        period will begin. In addition, clarify how soon after publication the additional
        acceptance period will commence.

Put Right Period, page 208

37.   Since the put right period is an alternate means by which target shareholders may have their target shares purchased by the bidder, consider including a description of it in the Summary section at the forepart of the prospectus. This section should highlight any differences between putting target shares to the bidder versus tendering into the exchange offer.

38.   Clarify whether shares purchased by Linde plc pursuant to the put right would or could be purchased more quickly than shares tendered into the exchange offer.

Comparative Per Share Market Information, page 217

39.   Please provide the information required by Item 3(g) of Form S-4.

Unaudited Pro Forma Condensed Combined Financial Information, page 224

40.   Please provide us the analysis of all the material facts and circumstances you considered and how these facts and circumstances resulted in your conclusion that Praxair is the accounting acquirer, including your consideration of the factors outlined in ASC 805-10-55-12 through 55-15.

1. Description of the Business Combination, page 229

41.   Please expand your disclosures to address the accounting implications related to the treatment of Praxair and Linde AG stock-based awards in connection with the business combination.

2. Basis of Presentation, page 229

42.   We note your statement that the combined group will be a domestic registrant under SEC rules rather than a foreign issuer and/or foreign private issuer. In this regard, we note that Linde plc is incorporated in Ireland and intends to be a tax resident of the United Kingdom. Please tell us the specific facts and circumstances that you considered in arriving at your conclusion. Please refer to Rule 405 of Regulation C and Rule 3b-4 of the Securities Exchange Act of 1934. Please also address the need to revise and/or expand your disclosures, as appropriate.

43.   We note your disclosure that as you obtain additional information and perform additional analysis, you may identify additional differences in accounting policies that could have a material impact. While we understand that your process may not have been as comprehensive as will be required when you complete the business combination, it is unclear how or why your process would not be expected to at least identify all material adjustments. Please revise your disclosures to provide a better understanding of the procedures used to identify materially differing accounting policies, along with what additional procedures you will perform once the business combination is completed and why you are not able to perform those procedures for purposes of preparing the pro forma financial statements.

3. Calculation of Purchase Consideration, page 230

44.   Please expand your disclosures to explain why you are using the closing price of Praxair's common shares as of April 28, 2017. In this regard, we note that you filed the Form S-4 on June 5, 2017.

45.   Please provide all of the disclosures required by ASC 805-10-50, ASC 805-20-50, and ASC 805-30-50 for Praxair's acquisition of Linde AG.

4. Notes to Unaudited Pro Forma Condensed Combined Balance Sheet, page 231

46.   Please address the impact change in control clauses may have on your consolidated financial statements. Please refer to your disclosures on page 40.

47.   Please expand footnote (d) to provide the estimated fair value for each category of tangible assets, given the variation in useful lives. Please also disclose the estimated useful lives for each category and how the useful lives were estimated.

5. Notes to Unaudited Pro Forma Condensed Combined Statement of Income, page 233

48.   Please expand footnotes (e) and (h) to provide investors with sufficient information to understand how each adjustment was calculated. Please refer to Article 11-02(b)(6) of Regulation S-X for guidance.

49.   Please expand footnote (g) to disclose the estimated total transaction costs to be incurred, noting that an adjustment has not been included.

50.   Please expand footnote (l) to disclose the estimated cash payments to be made to the holders of Linde's outstanding share based compensation awards and explain why this amount is not reflected in the pro forma balance sheet.

6. Adjustments to Linde's Historical Financial Statements to Conform to U.S. . . ., page 235

51.   Please rename the title of the line item, EBIT From Continuing Operations, to discontinue use of EBIT, which also is not used in Linde or Praxair's historical financial statements. In this regard, EBIT is commonly considered a non-GAAP measure title. Please refer to Items 10(e)(1)(ii)(a) and 10(e)(1)(ii)(c) of Regulation S-K.

52.   For footnote (u)(1), please provide a more comprehensive discussion of the specific differences and how the adjustment amounts were calculated. Specifically, please explain the difference in discount rates being applied, what the discount rate would be under US GAAP, and how the difference in the discount rates impact the financial position as of March 27, 2017, and the statements of profit and loss presented. Please also disclose the expected rates of returns used, explain how you estimated these rates, and the impact to your financial position as of March 27, 2017, in addition to your statements of profit and loss presented.

Management's Discussion and Analysis of Financial Condition and Results . . ., page 311

Non-GAAP Financial Measures, page 358

53.   Please revise your presentation of all non-GAAP measures to include the most comparable US GAAP measure with equal or greater prominence here and throughout the Form S-4. When you present a percentage or ratio that is calculated using non-GAAP measures, please present the calculation of that percentage or ratio using US GAAP measures with equal or greater prominence. Please refer to Item 10(e)(1)(i)(a) of Regulation S-K and Question 102.10 of the updated Non-GAAP Compliance and Disclosure Interpretations issued on May 17, 2016, for guidance.

54.   Please revise the titles for your presentation of after-tax Return on Capital and Return on Praxair, Inc. Shareholders' Equity that are calculated using non-GAAP measures to reflect this fact. Please refer to Item 10(e)(1)(ii)(e) of Regulation S-K for guidance.

55.   We note that you present the heading, Performance Measures, over the presentation of after-tax return on capital, return on equity, debt-to-capital, debt-to-adjusted EBITDA, and Adjusted EBITDA. However, the presentation of these amounts in Selected Historical Financial Information of Praxair and MD&A follows the presentation and/or discussion and analysis of liquidity measures. As such, it is unclear why you would characterize these measures as performance measures rather than liquidity measures. To the extent that you continue to present any and/or all of these measures in the liquidity section of MD&A and/or following US GAAP liquidity measures, please ensure you are reconciling these measures from the most comparable US GAAP liquidity measure. Please refer to Item 10(e)(1)(i)(b) of Regulation S-K for guidance.

56.   Please revise your reconciliations for after-tax Return on Capital, Return on Praxair, Inc. Shareholders' Equity, and Adjusted EBITDA, Adjusted EBITDA Margin and Debt-to-Adjusted EBTIDA Ratio to begin the reconciliations with the most comparable US GAAP measure. Please refer to Item 10(e)(1)(i)(b) of Regulation S-K for guidance.

57.   For the tax-effected non-GAAP measures, please present adjustments on a gross basis with income taxes shown as a separate adjustment. Please refer to Question 102.11 of the updated Non-GAAP Compliance and Disclosure Interpretations issued on May 17, 2016, for guidance.

Selected Historical Financial Information of Linde, page 391

58.   Please revise the title of the non-IFRS measure, Group operating profit from continuing operations, in accordance with Item 10(e)(1)(ii)(e) of Regulation S-K. Please also ensure that you consistently use the same title here and throughout the Form S-4 for this non-IFRS measure.

59.   We note your presentation of return on capital employed (before special items) without presenting return on capital employed calculated using the most comparable IFRS amounts. Please follow the guidance in Item 10(e)(1)(i)(a) of Regulation S-K and Question 102.10 of the updated Non-GAAP Compliance and Disclosure Interpretations issued on May 17, 2016 to present this ratio on an IFRS basis with equal or greater prominence.

Management's Discussion and Analysis of Financial Condition and Results of . . ., page 393

Factors Affecting Results of Operations, page 394

60.   Please revise your disclosures regarding total expenses for the two efficiency programs to clarify whether the €660 million is to be incurred during fiscal year 2017, or if this is the total expenses from the initiation of the two programs through December 31, 2017.

61.   Regarding your disclosure for the impact of the competitive bidding processes, please disclose the impact to the first quarter of fiscal year 2017 revenue and net profit on operating activities.

Consolidated Results of Operations, page 400

62.   We note that the components of other comprehensive income have materially impacted total comprehensive income for each period presented. Please provide a discussion and analysis of the specific facts and circumstances impacting each material category (i.e., hedging instruments, currency translation, and defined benefit plans). The analysis should include an explanation for the variability between the periods presented.

Segment Discussion, page 404

63.   Please expand your disclosure regarding gas price pass-through effects to explain why there is an impact to revenue but not also operating profit. In this regard, we note there are often timing differences between when raw material costs change and when the pricing of those changes are passed on to the customer.

Contractual Obligations, page 418

64.   Please include a footnote to disclose how you calculated interest payments for your variable rate debt.

Non-IFRS Financial Measures, page 419

65.   Please revise your reconciliation for Group operating profit from continuing operations to begin with the IFRS measure. Please refer to Item 10(e)(1)(i)(b) of Regulation S-K and Question 102.10 of the updated Non-GAAP Compliance and Disclosure Interpretations issued on May 17, 2016 for guidance.

66.   Please disclose and quantify the components of the special items adjustment for each period presented.

67.   We note that the equity including non-controlling interests line item of the capital employed – continuing operations does not agree to the Group Statements of Financial Position. Please comply with the disclosure requirements of Item 10(e)(1)(i) of Regulation S-K for this non-IFRS measure.

Index to Zamalight plc Financial Statements, page F.1-1

1. Organization and basis of presentation, page F.1-4

68.   Please disclose Zamalight's fiscal year end.

Index to Linde AG Group Financial Statements, page F.3-1

[1] Basis of preparation and accounting policies, page F.3-10

69.   Please disclose, if true, that the interim financial statements were prepared in accordance with IAS 34. See Instruction 4 to Item 8.A.5 of Form 20-F.

Group Statements of Cash Flows, page F.3-20

70. Please tell us why you have not included an adjustment to profit before tax from continuing operations for stock-based compensation expense and the impairment loss for trade receivables.

Segment Information, page F.3-23

71. Please provide the disclosures required by IFRS 8.32 for your product lines within your reportable segments. In this regard, we note your disclosure of your four product areas for the Linde Gases Division on page 372, and your disclosure of your four product lines for the Engineering Division on page 393 along with the revenues on page 410.

[5] Accounting policies, page F.3-30

Principles of consolidation, page F.3-30

72. Please revise your consolidation accounting policy to more fully communicate the principles you apply for the presentation and preparation of consolidated financial statements and for assessing whether you control investees in accordance with IFRS 10.

Intangible assets, page F.3-31

73. Please disclose the useful lives of your definite-lived intangible assets in accordance with IAS 38.118(a).

Tangible assets, page F.3-32

74. Please disclose the useful lives for land rights and machinery.

Long-term construction contracts, page F.3-35

75. Please provide your accounting policy for variations, claims, and changes in estimates.

[6] Revenue, page F.3-41

76. Please separately present revenue from the sale of goods and from services as required by IAS 18.35(b).

[8] Other information on the Group statement of profit or loss, page F.3-42

77.   Please provide disclosure of expenses by nature of expenses, including depreciation, amortization, changes in inventories of finished goods and work in progress, raw materials and consumables used, et cetera, in addition to personnel costs as required by IAS 1.104 and IAS 2.36(d).

[9] Financial income and expenses, page F.3-43

78.   Please expand your table for financial expenses to separately present interest expense from financial debt.

[10] Taxes on income, page F.3-43

79.   Regarding your disclosure for the carrying amount of deferred tax assets, please revise your disclosure to clearly provide the information required by IAS 12.81(e) and clarify how this information relates to the table for the deferred tax assets and liabilities.

80.   Please expand your disclosure for the €112 million of tax loss carryforwards and tax credits recognized as deferred tax assets to discuss the nature of the taxable profit supporting the recognition as required by IAS 12.82.

81.   Please revise the table for tax loss carryforwards not yet used to clarify whether these amounts have been recognized as deferred tax assets.

[18] Cash and cash equivalents, page F.3-55

82.   Please tell us how the €464 million for bilateral Credit Support Annexes deposited as collateral under agreements with banks meets the definition of cash equivalents in accordance with IAS 7.6 and .7.

[21] Provisions for pensions and similar obligations, page F.3-58

83.   Please disclose what the growth in pensions represents and how this percentage was estimated.

[22] Miscellaneous provisions, page F.3-64

84.   Please provide the disclosures required by IAS 37.84 and .85 for each class. Please also tell us your consideration of separately presenting restructuring costs. In this regard, we note your disclosures throughout the Form S-4 of your Focus and LIFT programs, which appear to have resulted in material charges recognized during fiscal years 2016 and 2015.

[27] Financial instruments, page F.3-72

85.   Please provide disclosures that explain how the information presented in the tables on pages F.3-73, F.3-74, F.3-75, and F.3-79 relate to the amounts recognized as financial income and financial expenses on the group statements of profit or loss and detailed in Note 9. Please also ensure that it is clear what amounts are gains/income and what amounts are losses/expenses in the tables.

86.   Please provide a more comprehensive explanation for the increase in the impairment recognized for trade receivables and also the increase in the percentage of cumulative impairment loss to gross trade receivables for fiscal year 2016.

87.   Please tell us why the contractual undiscounted expected future cash flows from financial liabilities are not included in the contractual obligations table on page 418.

88.   Please expand your disclosures here or on page 422 to detail the specific hedging activities that reduced your gross exchange rate risk by 78%.

[33] Contingent liabilities and other financial information, page F.3-85

89.   Please provide the disclosures required by IAS 37.86 for your environmental and litigation contingent liabilities to the extent it is possible you have incurred a liability.

Annex B-Opinion of Perella Weinberg Partners UK LLP

90.   We note the language in the opinion, "This Opinion is solely for the information and assistance of the Executive Board . . ." Please have Perella Weinberg Partners remove the word "solely" from its opinion. Refer to Section II.D.1 of the Current Issues and Rulemaking Projects Outline (November 14, 2000).

Exchange Offer Prospectus Cover Page, ALT-1

91.   Please revise to include the information required by Item 501 of Regulation S-K.

Can the ADRs be tendered?, page ALT-5

92.   Rather than stating that American Depositary Receipts of Linde AG "are not subject to the exchange offer," consider revising to more clearly state that ADRs cannot be tendered unless they are converted into direct share form. Your revised disclosure on this point should estimate how long (later in the offer materials you describe the period as several days) needed to effect this change in the form of ownership of Linde shares, such that holders can participate in the exchange offer.

93.   Clarify whether, if the exchange offer is not completed, the shares underlying the ADRs can be redeposited back into ADR form. Note whether there would be a fee associated with redeposit.

94.   Include the estimate of the fees associated with dissolving the ADRs pursuant to the deposit agreement here.

What are the most significant conditions to the exchange offer?, page ALT-6

95.   Please revise to clarify that all conditions, other than regulatory conditions, must be satisfied or waived before the additional acceptance period begins.

When do you expect the exchange offer to be completed and when will the . . ., page ALT-6

96.   Revise to more clearly state that the new shares to be issued in the exchange offer may not be issued for over a year after the end of the acceptance, depending on when and if the regulatory conditions to the exchange offer are satisfied. Clarify that withdrawal rights will not be available during a possibly extended period of time during which the regulatory conditions could be pending. Consider noting the existence of the as-tendered trading market here as a substitute for withdrawal rights.

Tax Consequences of the Exchange Offer to U.S. Holders of Linde Shares, page ALT-40

97.   We note your disclosure that "the exchange offer is expected to be an exchange described in Section 351(a) and may also be a 'reorganization' within the meaning of Section 368(a) of the Code for U.S. federal income tax purposes." We note your disclosure that a U.S. holder who receives Linde plc shares pursuant to the exchange offer will not recognize any income. Please file an opinion of counsel supporting the tax consequences as described here or explain to us why the tax consequences are not material to an investor. See Staff Legal Bulletin No. 19 for guidance.

Withdrawal Rights, page ALT-70

98.   Clarify here that withdrawal rights will not be available if regulatory conditions remain outstanding at the end of the acceptance period or the additional acceptance period.

        We remind you that the company and its management are responsible for the accuracy and adequacy of their disclosures, notwithstanding any review, comments, action or absence of action by the staff.

        Refer to Rules 460 and 461 regarding requests for acceleration. Please allow adequate time for us to review any amendment prior to the requested effective date of the registration statement.

        You may contact Tracey Houser (Staff Accountant) at 202-551-3736 or Terence O'Brien (Accounting Branch Chief) at 202-551-3355 if you have questions regarding comments on the financial statements and related matters. Please contact Frank Pigott (Staff Attorney) at 202-551-3570 or me at 202-551-3754 with any other questions.

                                        Sincerely,

                                        /s/ Asia Timmons-Pierce, *for*

                                        Pamela Long
                                        Assistant Director
                                        Office of Manufacturing and
                                        Construction

cc: Keith A. Pagnani, Esq.
        Sullivan & Cromwell LLP